CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                701 8th Street, N.W., Suite 1410
                                                       Washington, DC 20005-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720


                                 August 7, 2008

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      RE:      EZCHIP SEMICONDUCTOR LTD.
                               (FORMERLY KNOWN AS LANOPTICS LTD.)
                               FORM 20-F
                               FILED ON MARCH 28, 2008
                               FORM 6-K
                               FILED ON FEBRUARY 11, 2008
                               FILE NO. 0-20860
                               ----------------

Dear Mr. Krikorian:

     We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Fruchter, Principal Executive Officer of EZchip Semiconductor Ltd. (formerly known as LanOptics Ltd.) (the "Company"), dated July 29, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the "Form 20-F") and Form 6-K filed on February 11, 2008.

     The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated July 29, 2008. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
-----------------------------------------------------

CONSOLIDATED BALANCE SHEETS, PAGE F-5
-------------------------------------

1. WE ARE CONTINUING TO CONSIDER YOUR RESPONSES TO COMMENT 5 OF OUR LETTER DATED APRIL 15, 2008 AND COMMENT 3 OF OUR LETTER DATED JUNE 25, 2008. THE ACCOUNTING FOR THE ISSUANCE OF A SUBSIDIARY'S STOCK OPTIONS IN THE CONSOLIDATED FINANCIAL STATEMENTS SHOULD FOLLOW THE GUIDANCE IN SFAS 123R FOR ACCOUNTING FOR OPTION GRANTS TO EMPLOYEES. IT REMAINS UNCLEAR TO US WHY YOU HAVE CLASSIFIED "THE ACCUMULATED STOCK BASED COMPENSATION RECOGNIZED IN EZCHIP'S DISCRETE FINANCIAL STATEMENTS" BETWEEN

     LIABILITIES AND EQUITY. TELL US THE REASON FOR THE CLASSIFICATION OF THESE AMOUNTS IN THE CONSOLIDATED FINANCIAL STATEMENTS WHEN THESE OPTIONS APPEAR TO BE UNEXERCISED AND THEREFORE DO NOT YET REPRESENT ANY MINORITY INTEREST.

     THAT IS, EXPLAIN WHY THE OPTIONS REPRESENT AN OWNERSHIP INTEREST WHILE THEY DO NOT CONTAIN ANY VOTING OR DIVIDEND RIGHTS.

     The Company respectfully advises the Staff that prior to the adoption of the Financial Accounting Standard Board ("FASB") Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements--an amendment of ARB No. 51" ("Statement No. 160"), generally accepted accounting principles in the United States did not specifically address the classification of accumulated compensation for a subsidiary's stock options in the consolidated financial statements of the parent, though the Company believes that the predominant practice is to classify such amounts as minority interest in a "mezzanine" item between liabilities and equity.

     While unexercised, options to purchase stock of a subsidiary represent a right to acquire ownership in the shares of the subsidiary (in this case, EZchip), and the Company believes that the shares issued upon exercise of a subsidiary's options would be recorded as minority interest in the consolidation. As with any accumulated compensation related to options, this is similar to prepayment for the resulting shares. Accordingly, the Company believes that such amounts should not be presented as part of the equity of the parent (i.e., of the Company).

     Before the effectiveness and adoption of Statement No. 160, equity interests not held by controlling shareholders were generally referred to as minority interests. Under Statement No. 160, the FASB concluded that a change in terminology from minority interests to noncontrolling interests would result in a more accurate description of the interests of those equity holders who do not have a controlling interest in the entity. Although the FASB changed the terminology, the Company does not believe that the change in terminology changes the substance and definition of those interests.

     Paragraph 25 to Appendix A of Statement No. 160 states, in part, that "a noncontrolling interest is the portion of equity (net assets) in a subsidiary not attributable,  directly or indirectly,  to a parent....  The ownership interests in the subsidiary that are held by owners other than the parent is a noncontrolling interest..."

     The accumulated stock-based compensation recognized in EZchip's discrete financial statements is classified as equity. While the EZchip options do not contain any voting or dividend rights, they nonetheless represent a right to an ownership interest that should be classified as equity when acquired. As such, and since those equity interests are not held by the Company, such EZchip options, whether exercised or not, do not form part of the Company's controlling interest in EZchip. Therefore, the Company believes that the EZchip options are properly classified as minority interest in a "mezzanine" item between liabilities and equity in the Company's consolidated financial statements.

     Further, the Company wishes to advise the Staff that the amounts classified as part of "Employee Stock Options in EZchip" are immaterial in relation to the consolidated balance sheets of the Company (approximately 2.0% and 0.84% of 2007 and 2006 total liabilities and shareholder's equity, respectively).

2. REFER TO YOUR RESPONSE TO PRIOR COMMENT 3 AND EXPLAIN WHY YOU BELIEVE THAT YOUR ANALOGY TO PARAGRAPH 35 OF SFAS 123R IS APPROPRIATE. EXPLAIN WHY THE "MECHANISM" TO FACILITATE THE CASHLESS EXERCISE DOES NOT REPRESENT AN OFFER TO REPURCHASE THE SHARES HELD BY THE EMPLOYEES. IT APPEARS THAT THE EMPLOYEE WOULD EXPECT THE COMPANY TO REPURCHASE THEIR SHARES AT FAIR VALUE.

     SFAS 123R Paragraph 35
     ----------------------

     The Company believes that the exchange mechanism was consistent with the mechanism in paragraph 35 of SFAS 123R, with adaptations that the Company believes are not material.

     The Company respectfully submits that the exchange mechanism for EZchip employee options essentially constituted the creation of a platform for the employees to exercise their options in EZchip (a private company), exchange them for shares of the Company (a public company) in accordance with the exchange mechanism that was consistently applied for other shareholders of EZchip, and immediately sell such Company shares in the public market. The mechanism essentially allows the Company to act as an agent (a broker) for the EZchip employees while assuming no risk of market movement in the price of the Company shares sold on behalf of the employees.

     The substance of the mechanism was identical to a same-day sale of the EZchip shares directly by the EZchip employees. The mechanism had the objective of causing the EZchip employee options to become exercisable for Company shares (which would be identical to the actual conversion of the EZchip options into EZchip shares immediately followed by an exchange of EZchip shares for Company shares), as well as the facilitation of a same-day sale of the Company shares.

     As the Company has previously noted, the substance of the mechanism included the following key elements:

     o The employee's sale order was irrevocable. Once the employee agreed to participate in the exchange mechanism, the employee could not change this election.

     o The employee sold shares to the public; the transaction was not a Company repurchase. While the Company facilitated the sale of the Company shares attributable to the EZchip employees to investors in the open market, it did not assume any risk of ownership of such Company shares. As a result, the EZchip employees bore all risk resulting from the exercise of their EZchip options until the time of the sale of the Company shares to third parties (i.e. other than the Company). Consequently, the technical transfer of shares to the Company did not represent a purchase of the shares by the Company, but rather facilitated the EZchip employees access to the market. The described mechanism is supported by the legal framework established in order to execute the transaction:

          o The transaction was contingent upon the Company's success in selling its ordinary shares in the open market (directly or using a third party broker). An EZchip employee's sole expectation was that if the Company was successful in selling the Company shares at a price of at least $14 per share (the minimum limit set by the employees), the employee would receive cash for the EZchip shares resulting from the exercise of the employee's EZchip options. The Company believes this is no different from the common practice (compliant with SFAS 123R paragraph 35) of an employee who holds options in a public company giving instructions for a same-day sale subject to a limit order.

          o In the event that the Company was not successful in selling its ordinary shares in the open market, the transaction would not take place and the EZchip employee would remain with his or her unexercised EZchip options. This is similar to an employee who does not realize cash from a requested same-day sale because the market price did not reach the limit order price.

     o The EZchip employees could not have had an expectation of the Company repurchasing their EZchip shares at fair value. The Company did not in any way guarantee or create an expectation that it would repurchase shares of EZchip and/or the Company held by or attributable to EZchip employees. In fact, the Company took all precautions in ensuring that the EZchip employees understood the Company's role as a facilitator in the process and that the employees would only receive cash if the transaction was successful.

     o Normal settlement period. The Company shares were sold in the market within a normal equity settlement period of three days.

                                      * * *

     If you have any further questions, please do not hesitate to contact Dror Israel, Chief Financial Officer of the Company, at 011-972-4-959-6602 or me at 212-238-8605.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:tco

cc:   Tamara Tangen, Securities and Exchange Commission
      Maryse Mills-Apenteng, Staff Attorney, Securities and Exchange Commission Mark. P. Shuman, Legal Branch Chief, Securities and Exchange Commission Dror Israel, Chief Financial Officer, LanOptics Ltd.